FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
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(Print or Type Responses)
1. Name and Address of Reporting Person* Bonovitz Sheldon M.	2. Issuer Name and Ticker or Trading Symbol Comcast Corporation: CMCSA and CMCSK						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☒ Director ☐ 10% Owner ☐ Officer ☐ Other (specify below) (give title below)
(Last) (First) (Middle) Duane Morris & Heckscher One Liberty Place, 43rd Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Day/Year November 18, 2002
(Street) Philadelphia PA 19102				5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock	11/18/02		D		3,019	D	(1)	0	D
Class A Common Stock	11/18/02		D		6,425	D	(1)	0	I	By Wife
Class A Common Stock	11/18/02		D		2,636	D	(1)	0	I	By Marital Trust
Class A Special Common Stock	11/18/02		D		39,388	D	(1)	0	D
Class A Special Common Stock	11/18/02		D		4,498	D	(1)	0	I	By Wife
Class A Special Common Stock	11/18/02		D		112,528	D	(1)	0	I	By Marital Trust
Class A Special Common Stock	11/18/02		D		40,000	D	(1)	0	I	By GRATs

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deriv- ative Securities Bene- ficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Securities Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)(1)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares (1)
Option to Purchase Class A Special Common Stock	$15.6563	11/18/02		D			10,800	Immediately	2/01/2003	Class A Special Common Stock	10,800	(1)	0	D
Option to Purchase Class A Special Common Stock	$33.9922	11/18/02		D			10,800	Immediately	2/01/2004	Class A Special Common Stock	10,800	(1)	0	D
Option to Purchase Class A Special Common Stock	$46.0000	11/18/02		D			5,400	Immediately	2/01/2005	Class A Special Common Stock	5,400	(1)	0	D
Option to Purchase Class A Special Common Stock	$42.8125	11/18/02		D			5,400	Immediately	2/01/2006	Class A Special Common Stock	5,400	(1)	0	D
Option to Purchase Class A Special Common Stock	$35.5300	11/18/02		D			5,400	Immediately	2/01/2007	Class A Special Common Stock	5,400	(1)	0	D

Explanation of Responses:

(1)	Pursuant to the merger agreement among the Issuer, AT&T Comcast Corporation (to be named Comcast Corporation, "Parent") and others, the Issuer will become a wholly-owned subsidiary of Parent (the "Merger") and will cease to have registered securities. See the Form 4 to be filed by the Reporting Person with respect to securities of Parent acquired by such Reporting Person as a result of the Merger.

/s/ Sheldon M. Bonovitz	November 18, 2002

** Signature of Reporting Person	Date
Sheldon M. Bonovitz

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.